Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
Commission File No.: 1-33488
This filing, which includes this BMO Employee News Item posted on the company intranet, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2009 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site

(http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, Senior Vice-President at 416-867-6656, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

[News item for BMO Harris Central — Dec. 17, 2010]
BMO to Acquire Marshall & Ilsley Corporation (M&I) — Customer talking points and Q&A
On Friday, December 17, 2010, BMO Financial Group and Marshall & Ilsley Corporation (M&I) announced that they have signed a definitive agreement for BMO to acquire M&I. The transaction is subject to customary closing conditions, including regulatory approvals and approvals from the M&I shareholders.
Below are key messages, guidelines and Q&A for employees
Key messages
•	This acquisition is aligned with BMO’s stated objective to expand its North American banking business in the U.S.
•	Both banks have a strong commitment to customers and to the community.
•	Until the deal closes, it is business as usual and the two companies will continue to operate independently.
•	Customers should continue to bank as you do today, at branches, over the phone or online.
•	After the deal closes, over time, you will gain access to new products and services, as the best of each bank is made available to the combined operation.
•	A key focus for us will be to make this a seamless and positive experience for our customers and employees as we work together to build upon both banks’ reputation for exemplary service.
Guidelines for Harris employees regarding the M&I acquisition
•	On December 17, 2010, Bank of Montreal announced the acquisition of Marshall & Ilsley Corp (“M&I”).
•	The transaction is expected to close by July 31, 2011 and is subject to customary conditions including approval by the shareholders of M&I.
•	This is a different transaction than the Harris acquisition of AMCORE and the rules are different.
•	Until closing, M&I and Harris must continue to operate as separate companies. The general rule is that “Although you can plan for integration, you cannot actually integrate until closing.”
•	Confidential Harris information, such as product development and pricing, should not be shared with M&I.

•	If you are contacted by third parties (for example, the media, M&I shareholders or community groups) regarding the deal, refer them to a designated Harris spokespersons.
•	Because M&I customers may also be M&I shareholders, caution must be exercised as there are strict rules covering the materials that are provided to M&I shareholders leading up to the vote.
•	Failure to comply these rules could adversely impact the ability of BMO to complete the acquisition.
•	The Integration Team will be providing further details regarding speaking to M&I employees and customers and integration planning as we move forward.
Q&A for employees responding to customer questions about the acquisition
Who is Marshall & Ilsley Corporation (M&I)?
•	Marshall & Ilsley Corporation (M&I) is the largest Wisconsin-based bank, with 192 offices throughout the state and 374 branches.
•	They provide personal and commercial banking, trust and investment management, equipment leasing, mortgage banking, asset-based lending, financial planning, investments, and insurance services from offices throughout the country and on the internet.
When will the deal close?
•	The transaction has been approved by the BMO and M&I Boards of Directors and is expected to close prior to July 31, 2011.
Does anything change with my account or how I bank today?
•	Until the deal closes, it is business as usual and the two companies will continue to operate independently.
•	Customers should continue to bank as you do today with the same employees at our branches, over the phone or online.
What if I have deposit accounts at both M&I and Harris? How do I verify my FDIC coverage?
•	Your deposits are insured by the FDIC up to the applicable federal deposit insurance limits. For deposits that exceed the FDIC limits, Harris offers programs such as the Certificate of Deposit Account Registry Service (CDARS).
•	The FDIC has helpful tools online to assist you in determining your FDIC insurance coverage. Please visit http://www.fdic.gov/index.html for more information.

Will you close any branches?
•	Harris and M&I operate in geographies with little overlap so we anticipate few branch closures.
•	We won’t be able to finalize those details until the deal closes and our integration planning is completed.
•	In the meantime, customers should continue to bank as you do today with the same employees at our branches, over the phone or online.
Should I have any concerns about my money and investments?
•	No. BMO is a strong and well capitalized company with a long history.
Do I have to do anything based on this announcement?
•	No. It is business as usual — can I help you with anything else today?
Will I be notified if there are any changes to my account?
•	We are going to take our time and do this right. Our primary focus will be to make this a seamless and positive experience for our customers and employees as we work together to build upon both bank’s reputation for exemplary service.
What will the combined operations be named?
•	Until close, it will remain business as usual — Harris will remain Harris and M&I will remain M&I. Each will continue to operate under their own names.
•	Over the next several months, we’ll look carefully at how best to present our combined operations in the U.S. after the acquisition is complete.
Caution regarding forward looking statements
This filing, which includes this BMO Employee News Item posted on the company intranet, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2009 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
Additional information for shareholders
In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, Senior Vice-President at 416-867-6656, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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